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                              October 16, 2020

       R. Kirk Huntsman
       Chief Executive Officer
       Vivos Therapeutics, Inc.
       9137 Ridgeline Boulevard, Suite 135
       Highlands Ranch, Colorado 80129

                                                        Re: Vivos Therapeutics,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 9,
2020
                                                            File No. 333-249412

       Dear Mr. Huntsman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed October 9, 2020

       Overview, page 2

   1. We note your revised disclosure in response to prior comment 1. Your revised disclosure references published
studies but only includes disclosure regarding one study that involved your founder.
Please tell us how you determined to highlight only one of these published studies and
how you ensured that your disclosure is a balanced presentation of the results of all
published studies, including any studies that may have shown different results. As requested
by the prior comment, please also revise to clarify whether the
                                                        Vivos System was
actually used in any studies that you disclose.
   2. We note your response to prior comment 2 and your updated disclosure regarding potential off-label use
of the DNA appliance. Please update your disclosure here and in the Business section to
briefly discuss the potential consequences of off-label use of the
                                                        DNA appliance. Please
also consider whether the risk factor beginning at the bottom of
 R. Kirk Huntsman
Vivos Therapeutics, Inc.
October 16, 2020
Page 2
       page 34 should be updated to discuss potential off-label use of the DNA appliance.
Our Market Opportunity, page 3

3. We note your response to prior comment 3. Please update your "Market Opportunity"
       sections here and in Business to clarify, if true, that a majority of patients diagnosed with
       SDB or OSA are initially referred to pulmonologists, who do not currently prescribe the
       Vivos System, as opposed to dentists.
Our Competitive Strengths, page 6

4. We note your response to prior comment 4. Your response indicates that OSA has been linked to other complications which may be fatal. However, your response does not appear to support the statement that a treatment for OSA or SDB is potentially life-saving in and of itself. Please revise your disclosure as appropriate. You may state, if true, that you believe that the Vivos System can improve quality of life and may reduce the risk of
       SDB/OSA patients with such complications.
Capitalization, page 50

5. On a pro forma as adjusted basis you are presenting no authorized, issued or outstanding
       Series A Convertible Redeemable Preferred Stock. Please revise the pro forma as adjusted bullet point preceding the table to describe the circumstances supporting this presentation as directly attributable to the transaction and factually supportable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Michael Fay at 202-551-3812 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                              Sincerely,
FirstName LastNameR. Kirk Huntsman
                                                              Division of
Corporation Finance
Comapany NameVivos Therapeutics, Inc.
                                                              Office of Life
Sciences
October 16, 2020 Page 2
cc:       Lawrence A. Rosenbloom, Esq.
FirstName LastName